FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Zincke, Robert E. (Last) (First) (Middle) 1014 Vine Street (Street) Cincinnati, OH 45202 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 11/19/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

The Kroger Co.
KR

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Senior Vice President
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	44,376.1281	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Non-Qualified Stock Option	(1) / 05/18/04	Common Stock / 48,000	$5.8450	D
Non-Qualified Stock Option	(1) / 04/19/05	Common Stock / 48,000	$6.3750	D
Non-Qualified Stock Option	(1) / 04/17/06	Common Stock / 48,000	$10.3750	D
Non-Qualified Stock Option	(2) / 05/14/07	Common Stock / 18,000	$13.4375	D
Non-Qualified Performance Stock Option	(3) / 05/14/07	Common Stock / 18,000	$13.4375	D
Non-Qualified Stock Option	(2) / 04/15/08	Common Stock / 18,000	$22.2344	D
Non-Qualified Performance Stock Option	(3) / 04/15/08	Common Stock / 18,000	$22.2344	D
Non-Qualified Performance Stock Option	(4) / 05/26/09	Common Stock / 18,000	$27.1719	D
Non-Qualifed Stock Option	(2) / 05/26/09	Common Stock / 18,000	$27.1719	D
Non-Qualified Performance Stock Option	(5) / 02/10/10	Common Stock / 10,000	$16.5938	D
Non-Qualified Stock Option	(2) / 02/10/10	Common Stock / 10,000	$16.5938	D
Non-Qualified Performance Stock Option	(6) / 05/09/11	Common Stock / 10,000	$24.4300	D
Non-Qualified Stock Option	(2) / 05/09/11	Common Stock / 10,000	$24.4300	D
Non-Qualified Stock Option	(2) / 05/09/12	Common Stock / 20,000	$22.9950	D
Non-Qualified Performance Stock Option	(7) / 05/09/12	Common Stock / 10,000	$22.9950	D
Explanation of Responses:

(1) These options were granted under various option plans of The Kroger Co. and vest in equal annual installments in whole share amounts over a three-year period, at the rate of one-third per year commencing one year after the date of grant, with the remainder vesting three years from the date of grant.

(2) These options were granted under various option plans of The Kroger Co. and vest in equal annual installments in whole amounts over a five-year period, at the rate of 20% per year commencing one year from the date of the grant.

(3) These options will vest during the first four years from the date of the grant only if the Company's stock price has achieved a 63% appreciation from the option price. Thereafter, the options vest only if the Company's stock price has achieved a minimum 13% appreciation per annum from the date of grant or 200% appreciation, whichever is less. The options vest nine years and six months after grant, if not sooner vested.

(4) These options will vest during the first four years from the date of the grant only if the Company's stock price has achieved a 75% appreciation from the option price. Thereafter, the options vest only if the Company's stock price has achieved a minimum 15% appreciation per annum from the date of grant or 252% appreciation, whichever is less. The options vest nine years and six months after grant, if not sooner vested.

(5) These options will vest during the first four years from the date of the grant only if the Company's stock price has achieved an 81% appreciation from the option price. Thereafter, the options vest only if the Company's stock price has achieved a minimum 16% appreciation per annum from the date of grant or 280% appreciation, whichever is less. The options vest nine years and six months after grant, if not soner vested.

(6) These options will vest during the first four years from the date of the grant only if the Company's stock price has achieved a 78% appreciation from the option price. Thereafter, the options vest only if the Company's stock price has achieved a minimum 15% appreciation per annum from the date of grant or 208% appreciation, whichever is less. The options vest nine years and six months after grant, if not sooner vested.

(7) These options will vest during the first four years from the date of the grant only if the Company's stock price has achieved a 55% appreciation from the option price. Thereafter, the options vest only if the Company's stock price has achieved a minimum 13% appreciation per annum from the date of grant or 185% appreciation, whichever is less. The options vest nine years and six months after grant, if not sooner vested.

- The total amount of securities directly owned by the reporting person includes shares in the Company's employee benefit plans which are deemend to be "tax-conditioned plans" pursuant to Rule 16b-3, to the extent disclosed on reports received from plan trustees.

By: /s/ Robert E. Zincke, by Bruce M. Gack, Attorney-in-Fact 11/20/2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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